EXHIBIT 4

47 EAST CHICAGO AVENUE SUITE 336 NAPERVILLE, ILLINOIS 60540 TEL.: (630) 848-1340 FAX: (630 848-1342	67 PARK PLACE EAST SUITE 675 MORRISTOWN, NJ 07960 TEL.: (973) 539-5400 FAX: (973) 539-5404

August 8, 2014

Board of Directors
c/o Ms. Shirley Stanke
Malvern Bancorp, Inc.
42 East Lancaster Avenue
Paoli, PA 19301

Dear Directors:

As you know, PL Capital previously sent a letter dated May 14, 2014 in which we requested that Malvern Bancorp (“Malvern” or “the Company”) undertake a strategic sales process as soon as the Company is able, including a request that the board of directors begin that process before the 3 year anniversary of Malvern’s October 2012 second step conversion.  Mr. Hughes replied in a letter dated May 22, 2014 that the board “has determined to consult with its advisors in order to understand the legal and regulatory issues raised” in our letter.

We have heard nothing since May 22 from Mr. Hughes or Malvern on the outcome of that review, nor has Malvern made any relevant public disclosures.

In the meantime, Malvern recently released its fiscal Q3 2014 earnings report for the periods ending June 30, 2014.  The earnings release reinforces our view that Malvern is not a viable independent company, as it will never earn the types of returns necessary to justify independence.

The best thing we can say about the earnings release is that the credit issues appear to be behind the Company, although this is the 3rd time we believed that, so we are probably wrong.  The first time we believed Malvern’s credit issues were largely behind the Company was when Malvern did its second step (what bank sells stock then announces a large loss due to credits that were on the books when the stock was sold?).  In addition, Malvern had recorded a negative provision in the December 2012 quarter, followed by “normal” provisions in the first three quarters of 2013, before the second step, so it appeared credit was under control.  The second time Malvern inappropriately sent the “all clear signal” was when it recorded a negative provision for loan losses in the June 2013 quarter.  Of course, that was not the bottom of the credit problems either, because Malvern then proceeded to record a massive provision in the following quarter.  We understand that a bulk sale often results in losses in excess of GAAP reserves, but why record a negative provision for loan losses one quarter earlier when it had to be clear to the management and board that those non-performing assets were a problem?  The inability to forecast and record loan losses is just one example of why Malvern’s management team and board lack credibility.

The June 30, 2014 earnings release only reinforces our view that Malvern needs to sell as soon as it is able, and not a day later, regardless of who ends up being hired or appointed as CEO.  The primary focus of an interim or permanent CEO should be to shepherd Malvern to, and through, a sales process.

Why are we so strongly advocating for a sale at the earliest possible time when Malvern is marginally profitable?  Because, Malvern’s franchise does have some strategic value to other banks due to the Company’s location in a highly attractive market, Chester County.  While Malvern will never create value as an independent company, a larger, well-run bank, can.

As a comparable, we would point you to a recent merger announcement in Boston between Peoples Federal Bancshares (symbol: PEOP) and Independent Bancorp (symbol: INDB).  Peoples is comparable in size to Malvern, as well as a former mutual thrift.  While Peoples does not make much money (approximately $2 million per year), they were able to obtain a $130 million offer from Independent Bank.  Why would Independent pay $130 million for a company that only earns $2 million per year?  Answer:  Cost saves available to Independent and the franchise value of Peoples deposits and branches.  Peoples would never be able to generate enough earnings to create that value on their own.  Their board and management team did the right thing by finding a merger partner.

The strategic action taken by Peoples is the template Malvern needs to pursue.

As you know, PL Capital and its affiliates are one of Malvern’s largest shareholders.  We own approximately 9.7% of Malvern’s outstanding stock, acquiring some in the first step and the balance after the second step.

Please feel free to contact either of us at any time.  If you believe it would be helpful for us to meet the board to discuss our views we would be glad to do so.

Please ensure that all members of the Board receive this letter.  We will be filing this letter as an exhibit in our next Schedule 13D amendment, as required by SEC regulations.

Sincerely,

/s/ Richard Lashley                                                                /s/ John Palmer

Richard Lashley                                                                     John Palmer
Principal                                                                                   Principal